Exhibit 99.6

Lithium Americas Reports Third Quarter 2020 Results

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated October 20, 2020 to its short form base shelf prospectus dated October 19, 2020.

November 16, 2020 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") has reported financial and operating results for the third quarter ended September 30, 2020.

This news release should be read in conjunction with Lithium Americas’ unaudited condensed consolidated interim financial statements and management's discussion and analysis (“MD&A”) for the nine months ended September 30, 2020, which are available on the Company’s website and SEDAR.  All amounts are in U.S. dollars unless otherwise indicated.

Highlights

Caucharí-Olaroz Lithium Project (“Caucharí-Olaroz”):

•	Construction activities at Caucharí-Olaroz are underway with enhanced COVID-19 protocols.
•	As of September 30, 2020, $458 million (81%) of the $565 million budgeted capital expenditure were committed including $347 million (61%) spent.
•	Significant progress has been made on the lime plant, SX plant, concrete works on the carbonate plant units and solar evaporation ponds.
•	All critical equipment remains on track to be delivered by the end of 2020.
•

Based on the current remobilization plan, which follows health and safety guidelines requiring a reduced workforce at site, the Company expects construction to be complete by the end of 2021 with production in early 2022.

Thacker Pass Lithium Project (“Thacker Pass”):

•	Permitting continues as planned with all major permits expected to be received by the end of Q1 2021.
•	The draft Environmental Impact Statement was released by the Bureau of Land Management with the 45-day public comment period completed in September 2020.
•

In September 2020, the Nevada Governor’s Office of Economic Development unanimously approved tax abatements for Thacker Pass which are expected to be granted for the first phase of the construction period. The tax abatements total $9 million and include partial sales, property and payroll tax abatements.

•	The process testing facility in Reno, Nevada continues to operate with COVID-19 protocols in place.
•	Over 15,000 kg of high-quality lithium sulphate has been produced at the process testing facility.
•

Based on discussions with potential customers and joint venture partners, the Company is continuing to assess changes to the parameters of its definitive feasibility study to target a higher production capacity than the 20,000 tonnes per annum of lithium carbonate equivalent and revised product mix. The Company expects to provide an update on the definitive feasibility study in early 2021.

•	The Company continues to explore financing options for Thacker Pass’ construction, including the possibility of a joint venture partner.

Corporate:

•	As at September 30, 2020, the Company had $72 million in cash and cash equivalents, including an $18 million drawn from its credit facilities to fund Caucharí-Olaroz.
•

As at September 30, 2020, the Company had $184 million in undrawn credit. The Company has drawn $96 million of the $205 million senior credit facility and $25 million from its $100 million unsecured, limited recourse, subordinated loan facility.

•	The Company remains fully-funded to advance Caucharí-Olaroz to production and expects to have excess liquidity available under its credit facilities.
•	On August 27, 2020, the Company and Ganfeng Lithium Co Ltd. (“Ganfeng”) closed the previously announced transaction, whereby Ganfeng invested $16 million in Caucharí-Olaroz and increased its interest from 50% to 51%, with Lithium Americas owning the remaining 49%. In addition, Lithium Americas received $40 million in cash from the proceeds of non-interest-bearing loans from Ganfeng.
•

In October 2020, the Company established an at-the-market equity program (“ATM Program”) that allows it to issue up to $100 million of common shares from treasury to the public from time to time, at the Company’s discretion. As of November 16, 2020, the Company raised gross proceeds of approximately $48 million from issuance of common shares under the ATM Program.

•

In November 2020, Lithium Americas published its inaugural 2019 Sustainability Report prepared with reference to the Global Reporting Initiative (GRI) Standards, which includes reporting on the United Nations’ Sustainable Development Goals (SDGs).

Financial Results

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Three months ended September 30, 2020	Three months ended September 30, 2019
	$	$
Expenses	(5.7)	(3.3)
Net (loss)/gain	(6.5)	69.0
(Loss)/gain per share - basic	(0.07)	0.77

(in US$ million)	As at September 30, 2020	As at December 31, 2019
	$	$
Cash and cash equivalents	71.9	83.6
Total assets	232.6	293.8
Total long-term liabilities	(126.1)	(119.2)

During the nine months ended September 30, 2020, total assets decreased primarily as a result of closing the transaction with Ganfeng and cessation of proportional consolidation of Caucharí-Olaroz with transition to equity accounting for the project investment. Cash decreased mainly due to capital expenditures on Caucharí-Olaroz and operating activities, including exploration expenditures on Thacker Pass, offset with the $40.0 million of loans repaid to the Company upon closing of the transaction with Ganfeng. Total long-term liabilities increased primarily as a result of a $24.7 million drawdown on the Company’s limited recourse loan facility and a $12.0 million drawdown on the Company’s senior credit facility, partially offset by the effect of closing the transaction with Ganfeng.

Net loss for the three months ended September 30, 2020 was $6.5 million compared to net gain of $69.0 million for the three months September 30, 2019. Net gain in Q3 2019 was a result of the gain on dilution of interest in Caucharí-Olaroz.

Qualified Person:

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association.  Dr. LeBlanc is the Chief Technical Officer of the Company. Information on the Company’s data verification and QA / QC procedures is contained in Lithium Americas’ current technical reports for Caucharí-Olaroz and Thacker Pass, available at www.sedar.com.

About Lithium Americas:

Lithium Americas is a development-stage company with projects in Argentina and Nevada.  The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 300 – 900 West Hastings Street

Vancouver, BC, V6C 1E5

Telephone: 778-656-5820

Email:    ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-Looking Statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: development of the Caucharí-Olaroz and Thacker Pass projects, including timing and budget, completion of construction activities, anticipated productions, and results thereof; the Company’s response to the COVID-19 outbreak, the potential impact to the construction and DFS schedules, and the expected timing for updates on its impact on such schedules; discussions with vendors and freight forwarders, and results thereof; capital expenditures and programs; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; exploration of financing options and a potential joint venture partner for Thacker Pass; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz project, which is held and operated through the Company’s joint venture with Ganfeng; successful operations of the Ganfeng co-ownership structure; ability to produce high quality battery grade lithium carbonate; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; results of the Company’s engineering, design permitting program at the Thacker Pass project, including that the Company meets deadlines set forth herein and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, timing, results and completion of the Thacker Pass feasibility study; funding of project permitting and DFS costs for the Thacker Pass project; the Company’s share of the expected capital expenditures for the construction of Stage 1 of the Caucharí-Olaroz project; ability to achieve capital cost efficiencies; future sustainability reporting and that such reporting will continue to be in accordance with recognized standards such as GRI; the continuation and successful completion of the ATM Program; and stability and inflation related to the Argentine peso, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information.  Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, forecasted demand for lithium products, including pricing thereof, the Company’s ability to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project into production, including results therefrom and timing thereof, the impacts of COVID-19 globally and in the jurisdictions in which we operate, and on the availability and movement of personnel, supplies and equipment, timing of regulatory approvals and permits, and on third parties we are in a contractual relationship with regarding the preparation of the DFS and with respect to construction activities at the Caucharí-Olaroz project, accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves, reliability of technical data, accuracy of current budget and construction estimates, that pending patents will be approved, ability to achieve commercial production, the share price and demand for our common stock, general economic conditions, maintenance of a positive business relationship with Ganfeng, timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities, the Company position in a competitive environment, and a stable and supportive legislative, regulatory and community environment.

Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.